

Jessica Yuan · 3rd

Product Designer | UX Strategist | Design Co-founder

Washington DC-Baltimore Area · Contact info

500+ connections

Half Moon - Looking for Angel Investors

Experience

Design Co-founder
Half Moon - Looking for Angel Investors
May 2021 – Present · 6 mos
United States

UX/UI Designer
FINRA
Aug 2019 – Present · 2 yrs 3 mos
Rockville, Maryland

Freelance Graphic Designer / Web Designer
Self Employed
Jul 2015 – Jul 2019 · 4 yrs 1 mo
DC, Maryland, Virginia, China

Helped clients solve visual communication problems in the field of branding, publication, website and mobile App. The clients came from multiple industries such as food and hospitality, technology, property and investment management, film and television productions, education, medical equipment, and government.

AAPI graduate coordinator
University of Maryland
Oct 2018 – May 2019 · 8 mos

I support the Coordinator in developing and implementing a strategic plan for the Asian American and Pacific Islander Student Involvement programs. I work with the Coordinators to establish and maintain relations with local AAPI-related community organizations. Develop curriculum and co-facilitate weekly meetings, as well as train and supervise Advoc …see more

Founder/CMO
UXTerps - The first UX student organization @ UMD
Aug 2018 – May 2019 · 10 mos
College Park, MD

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Education

University of Maryland College Park
Master of Science - MS, Human Computer Interaction Master, 3.94/4.0
2017 – 2019
Activities and Societies: Co-founder of UXTerps

The Maryland Institute College of Art
Bachelor of Fine Arts (B.F.A.), Double Major in Graphic Design and Interactive arts, 3.6/4.0
2012 – 2016
Activities and Societies: Vice President of the Chinese Student Association, President of the Chinese Bible Study Fellowship

Tsinghua University
Fine/Studio Arts, General, A
2011 – 2012
Activities and Societies: Tutoring Chinese for international students. Member of AICE Association

Volunteer experience

International Student Orientation leader

Maryland Institute College of Art
Aug 2015 – Sep 2015 · 2 mos
Education

Guide new International Students in MICA and help them move in the new dorm.